Exhibit 99.2
PEARSON ANNUAL BONUS SHARE MATCHING PLAN
RULES
The Pearson Annual Bonus Share Matching Plan is intended to facilitate the retention of executives of the Group and to align the interests of such employees with those of shareholders generally by enabling them to invest an amount equal to 50% of their Annual Bonus (on an after-tax basis), in the purchase of Shares which must be retained for a period of three years under the terms of the Plan.
Provided the Participant has remained an employee of the Group and retained the Shares for the three-year period and a performance condition has been satisfied, the Shares will be released to the Participant together with a number of additional Shares.
1. Definitions
1.1 In these Rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:
Annual Bonus means the bonus paid or payable to an Executive in respect of any Financial Year under any annual bonus plan from time to time operated by any member of the Group;
Auditors means the auditors of the Company for the time being;
Award means a right to receive Invested Shares and the Matching Award linked to those Invested Shares;
Board means the board of directors of the Company;
Committee means the Personnel Committee of the Board or another appropriate committee of the Board;
Company means Pearson plc;
Control has the meaning given to it by section 955 of the Income Tax Act 2007;
Dividend Shares means additional shares awarded to a Participant in respect of his Matching Award in accordance with rule 2.12 below;
Employees’ Share Scheme has the meaning given by section 743 of the Companies Act 1985 (or, from 6 April 2008, section 1166 of the Companies Act 2006);
Executive means any employee or executive director of any member of the Group whose terms of service require him to devote substantially the whole of his working time to the businesses of the Group;
Financial Year means a financial year of the Company within the meaning of section 742 of the Companies Act 1985 (or, from 6 April 2008, section 390 of the Companies Act 2006);

Grant Date means the date on which a Matching Award is granted under Rule 2.8;
Grant Letter means the notification to a Participant setting out the terms of an Award;
Group shall mean the Company and its Subsidiaries, and member of the Group shall be construed accordingly;
Invested Shares means Shares referred to in Rule 2.1 which are designated as Invested Shares for the purposes of the Plan;
London Stock Exchange means London Stock Exchange plc;
Market Value means, in relation to Shares on any day, for so long as such shares are listed on the London Stock Exchange, its middle-market quotation as derived from the Daily Official List of the London Stock Exchange and otherwise shall mean their market value as defined by section 272 of the Taxation of Chargeable Gains Act 1992;
Matching Award means an Award referred to in Rule 2.8;
Participant means any individual to whom an Award has been granted (including, where the context permits, the legal personal representatives of a deceased Participant);
Performance Period means, in respect of any Matching Award, the period of three years commencing on the first day of the Financial Year in which the Grant Date falls;
Plan means the Pearson Annual Bonus Share Matching Plan as set out in these Rules;
Relevant Limit means the amount determined by the Committee which the Executive may invest in the acquisition of Shares under Rule 2.1 which shall not exceed 50% of the Executive’s Annual Bonus for the relevant Financial Year after deduction of income tax at the Participant’s marginal rate and any employee’s social security contributions provided that if an Executive has validly elected under applicable law to defer payment of income tax and/or social security contributions on the amount of Annual Bonus, the Relevant Limit shall, unless the Committee determines otherwise, be determined on the assumption that no such deferral election had been made;
Retention Period shall mean the period specified in Rule 6.2;
Shares means fully paid ordinary shares in the capital of the Company (or any other shares representing those shares following any reorganisation of the share capital of the Company);
Subsidiary means any company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985 (or, from 6 April 2008, section 1159 of the Companies Act 2006);
the Secretary means the Secretary of the Company, or some other person nominated by the Committee; and

Trust shall mean any appropriate employee benefit trust established by the Company or any member of the Group from time to time for the benefit of employees of the Group.
1.2 References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.
1.3 Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires.
2. Form of Awards
Invested Shares
2.1 The Committee may at any time invite an Executive to participate in the Plan and to elect to invest up to the Relevant Limit in Shares. The Shares so acquired will be designated as Invested Shares for the purposes of the Plan.
2.2 The Participant shall comply with such arrangements as the Company and their Brokers and/or the trustee of the Trust shall specify to ensure that the Company’s Brokers and/or the Trust has sufficient monies available to acquire the necessary Shares at the appropriate time.
2.3 Any acquisition of Shares pursuant to Rule 2.1 shall be of such whole number of Shares as can be purchased with the cash amount which the Participant has elected to apply at the best price reasonably obtainable on the London Stock Exchange on the day of purchase.
2.4 For the purposes of Rule 2.3 any acquisition of Shares shall be made at such times as the Committee may in its absolute discretion decide unless any acquisition would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing rules), and the Committee may consult with the Company’s Brokers and the Secretary on the timing of purchases after such prohibition ceases.
2.5 Any sum remaining from the amount made available by the Participant under Rule 2.2 following the acquisition of Invested Shares pursuant to Rule 2.4 on his behalf shall be retained by the Committee for the purpose of making future Awards under this Annual Bonus Share Matching Plan.
2.6 A Participant’s Invested Shares will normally be registered in the name of the Participant (or any other person approved by the Company) and the Company will normally require the certificates relating to those Shares to be deposited with the Secretary throughout the Retention Period. Alternatively, the trustee of the Trust may hold a Participant’s Invested Shares as bare trustee for the Participant throughout the Retention Period.

2.7 For the avoidance of doubt the Participant (or any other person approved by the Company for the purposes of Rule 2.6) shall have the beneficial interest in his Invested Shares during the Retention Period and shall be entitled to receive all dividends payable in respect of his Invested Shares and shall have all the rights therein commonly enjoyed by a beneficial owner of Shares.
Matching Award
2.8 The Committee shall grant a Matching Award to an Executive who has elected to acquire Invested Shares and such Matching Award shall be treated as related to such Invested Shares. A Matching Award may be granted to a Participant at any time unless the making of the Award would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing rules). If such prohibition remains in force after the date on which any Matching Award would have been granted but for such prohibition, the Matching Award shall be granted immediately following the date on which the prohibition ceases.
2.9 The Matching Award shall entitle the Participant to acquire such maximum number of Shares, subject to these Rules, having a total Market Value at the Grant Date equal to the amount (before deduction of tax at the Participant’s marginal rate and any employee’s social security contributions) elected by the Participant to be used to acquire Invested Shares.
2.10 Except as otherwise provided in these Rules, the Shares which the Participant may acquire under the Matching Award will only be released to the Participant at the end of the Retention Period if and to the extent that the performance condition in Rule 7.1 has been satisfied.
2.11 The Participant shall not have any voting or dividend rights (or other beneficial interest) in respect of Shares under a Matching Award prior to its vesting.
Dividend Shares
2.12 In addition to any Shares to which a Participant becomes entitled in relation to a Matching Award in accordance with the rules of this Plan, the Participant shall be awarded, at the end of the Retention Period, such number of Dividend Shares as is equal to the number of Shares which could have been purchased if each dividend (grossed up, where relevant, for any associated tax credit) paid on the Matching Award prior to the end of the Retention Period had been reinvested in additional Shares on the date of payment of each such dividend. The number of Dividend Shares shall be calculated on a cumulative basis, so that (for calculation purposes only, and without an interest in Shares arising prior to the end of the Retention Period) Dividend Shares shall be notionally attributed to Shares as at each individual payment date.

3. Invitation and Election to Participate in the Plan
3.1 Any invitation issued by the Committee under Rule 2.1 shall be in such form as the Committee may from time to time prescribe.
3.2 An Executive may elect to participate in the Plan by signing and returning to the Committee a notice of election in such form as the Committee may from time to time prescribe.
4. A Participant’s Rights in Respect of his Awards
4.1 No consideration shall be given for the grant of an Award which shall be evidenced by a Grant Letter in such form as the Committee shall from time to time prescribe and which shall be executed as a deed or under such procedure as ensures that legally enforceable rights are created.
4.2 The Company shall procure that there are sufficient Shares available at the end of the Retention Period for issue or transfer to satisfy an Award.
4.3 Nothing in these Rules or in a Participant’s contract of employment shall be construed as giving to any Participant a right to be considered for participation in the Plan.
4.4 Neither an Award nor the Shares that are the subject of an Award shall be pensionable for any purpose.
4.5 Except as otherwise permitted in these Rules, neither an Award nor the Shares that are the subject of an Award shall be capable of being transferred, assigned, sold, pledged, charged or otherwise disposed of during the Retention Period.
5. Release of Invested Shares
5.1 Save as otherwise permitted by these Rules, a Participant’s Invested Shares shall not be released to him until the end of the Retention Period and such release shall be made as soon as reasonably practicable after such date or, if such release would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing rules) at that time, such release may be made within such period, not exceeding one month, immediately following the date on which such prohibition ceases, as the Committee may determine.
6. Release and Lapse of Matching Awards and Dividend Shares
6.1 Save as otherwise permitted by these Rules, a Participant shall have no entitlement to the Shares comprised in his Matching Award and Dividend Shares unless:
(a)	the performance condition in Rule 7 is satisfied;

(b)	the Participant retains beneficial ownership of all the Invested Shares to which the Matching Award relates throughout the Retention Period; and

(c) the Participant remains an employee of any member of the Group until the end of the Retention Period.
6.2 The Retention Period in relation to a Participant’s Awards shall (unless foreshortened pursuant to Rules 8 and 9) be the period commencing on the Grant Date and ending on the third anniversary of the Grant Date.
6.3 In the event that the performance condition in Rule 7 is satisfied, the Participant shall become entitled to the release of his Matching Award. Where the relevant Shares are to be released they shall be released within one month after the end of the Retention Period or, if such release would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing Rules) at that time, such release may be made within such period, not exceeding one month, immediately following the date on which such prohibition ceases, as the Committee may determine.
6.4 On the transfer to the Participant of the Shares under a Matching Award in accordance with these rules, the Committee shall also arrange the transfer to the Participant of the Dividend Shares to which the Participant is entitled in relation to such Award under rule 2.12.
6.5 Save as otherwise permitted by these Rules, in the event that the performance condition in Rule 7 is not satisfied, a Participant’s Matching Award and entitlement to Dividend Shares shall automatically lapse.
6.6 Any transfer, assignment, sale, pledge, charge or other disposal of a Participant’s Invested Shares shall result in the automatic lapse of the related Matching Award.
7. Performance Condition for Matching Awards
7.1 Save as otherwise permitted by these Rules, the Matching Award set out in rule 2.9 shall be released to a Participant to the extent that the Company’s adjusted earnings per share (comparing the adjusted earnings per share stated in the Company’s accounts for the Financial Year ended prior to the Grant Date with that for the Financial Year ending three years later) increase in real terms over the period. Real growth is calculated by reference to the UK Retail Prices Index (All Items). The steps in the calculation are:
(i)	adjust the end year earnings per share for the change in the Retail Prices Index by dividing by the end year December Retail Prices Index and multiplying by the base year December Retail Prices Index;

(ii)	calculate the compound annual growth rate required over the period to increase the base year earnings per share to the end year earnings per share adjusted for the change in the Retail Prices Index as calculated in accordance with rule 7.1 (i);

(iii)	compare the compound annual growth rate as calculated in rule 7.1 (ii) with compound annual growth rates set out in the vesting schedule set out in rule 7.2.

Performance Test	Example I		Example II
Base year December Retail Prices Index	178.5		178.5
End year December Retail Prices Index	194.1		194.1
Base year earnings per share	25.3	p	25.3	p
End year earnings per share	28.5	p	34.1	p
End year earnings per share adjusted for Retail Prices Index	26.2	p	31.3	p
Compound annual growth from base year earnings per share to end year earnings per share adjusted for Retail Prices Index*	1.2%		7.4%

*	calculated as the Nth root of the end year earnings per share adjusted for Retail Prices Index divided by the base year earnings per share, minus one expressed as a percentage, where N is the number of years in the performance period. In Microsoft Excel, where A is the base year Retail Prices Index, B is the end year Retail Prices Index, X is the base year earnings per share, Y is the end year earnings per share, the formula is :
(((Y*A/B)/X)^(1/3)-1)*100
7.2 Half the maximum Matching Award set out in rule 2.9 will be released if the company’s adjusted earnings per share increase in real terms by 3% per annum compound over the Performance Period. The maximum Matching Award will be released if the company’s adjusted earnings per share increase in real terms by 5% per annum compound over the same period. For real growth in adjusted earnings per share of between 3% and 5% per annum compound, the proportion of the maximum Matching Award that will be released will be calculated according to a straight-line sliding scale.

Real compound
annual EPS growth	Proportion of maximum matching award released
Less than 3%	0%
3%	50%
Between 3% and 5%	50% + 50% * ((Real compound annual EPS growth — 3%)/2%)
5% or more	100%
7.3 The Committee may impose a different performance condition to the condition in Rule 7.1 and 7.2 in respect of different Awards and in respect of Awards granted in different Financial Years. Any reference in these Rules to the condition in Rule 7.1 and 7.2 shall include any such different condition.
8 Cessation of Employment
8.1 If a Participant ceases to be an employee of a member of the Group by reason of:
(a)	death, injury, disability, ill-health or redundancy (as determined by the Committee); or

(b)	his or her employing company or business ceasing to be part of the Group; or

(c)	any reason other than one stated in this Rule 8.1, which the Committee so decides in its absolute discretion the Participant’s Invested Shares and the related Matching Award shall continue to be subject to the provisions of the Plan (as though the Participant had remained in employment) until the end of the Retention Period.
8.2	Where Rule 8.1 applies:

(a)	the Participant’s Invested Shares shall be released to him within one month after the end of the Retention Period;

(b)	the related Matching Award and any Dividend Shares shall be released to him within one month after the end of the Retention Period subject to satisfaction of Rule 7.1 and 7.2 provided that the number of Shares subject to the Matching Award which shall be released shall be multiplied by the fraction A/B (where A is that part of the Performance Period from the start of the Performance Period until the Participant’s cessation of employment (measured in complete months) and B is 36);

(c)	if the Committee determines in its absolute discretion that exceptional circumstances apply, the Committee may exercise its discretion to release the Participant’s Invested Shares, and such number of Matching Shares and any Dividend Shares as the Committee considers appropriate having regard to the fraction in (b) above, prior to the end of the Retention Period; and

(d)	if the Participant ceases to be an employee of the Group the Committee may, in its absolute discretion, disapply or alter the fraction in (b) above to release a greater number of Matching Shares and any Dividend Shares if it considers that the Participant’s contribution to the business of the Group would not otherwise be fully recognised.
8.3 Where rule 8.1 and 8.2 applies in the case of US Participants in the Plan the Retention Period will end and the Participant’s Invested Shares and Matching Award will be released no later than two and a half months from the end of the Performance Period.
8.4 If a Participant ceases to be an employee of a member of the Group for any reason other than one stated in Rule 8.1 above, the Participant’s Invested Shares shall be released to him as soon as practicable after the cessation of employment but any Matching Award granted to him shall automatically lapse.
8.5 If any release of Shares under this Rule 8 would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing Rules) at that time, such release may be made within such period, not exceeding one month, immediately following the date on which such prohibition ceases, as the Committee may determine.

9.	Change of Control, Scheme of Arrangement, Winding up

9.1	If at any time:

(a)	any person (either alone or together with any person acting in concert with him) obtains Control of the Company as a result of making an offer (whether by way of a general offer or otherwise) to acquire the whole of the issued share capital of the Company or all of the Shares (other than any Shares already owned by him and/or any person acting in concert with him) which was either unconditional or was made on a condition such that if it was satisfied, the person making the offer would have Control of the Company;

(b)	subject to Rule 9.3, any person obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or, from 6 April 2008, under section 895 of the Companies Act 2006); or

(c)	a resolution for the voluntary winding up of the Company is passed the performance condition referred to in Rule 7 applying to a Participant’s Matching Award shall be tested as at such date prior to the change of Control as the Committee concludes that the condition can appropriately be applied. The number of Shares subject to a Participant’s Matching Award to be released to a Participant will be determined accordingly. This number of Shares shall then be multiplied by the fraction A/B (where A is that part of the Performance Period from the start of the Performance Period until the date of the relevant event (measured in complete months) and B is 36) SAVE THAT the Committee may, in its absolute discretion, modify the number of Shares which shall vest under the Matching Award if it considers that the performance condition would have been met to a greater or lesser extent at the end of the Performance Period. The Committee may also at its absolute discretion in appropriate circumstances (but not so as to result in an unjustifiably large vesting level) disapply or alter the fraction stated above to release a greater number of Shares if it considers that the contribution of the Participant to the creation of shareholder value during the Performance Period would not otherwise be properly recognised.
9.2 The Participant’s Invested Shares and the number of Shares subject to the Matching Award and the Dividend Shares to which the Participant is entitled shall be released to the Participant as soon as practicable after the change of Control.
9.3 For the avoidance of doubt in the event of a change of Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or, from 6 April 2008, under section 895 of the Companies Act 2006) where the purpose and effect of the compromise or arrangement is to create a new holding company for the Company, such company having substantially the same Shareholders and proportionate shareholdings as those of the Company immediately prior to the compromise or arrangement, a Participant’s Invested Shares and Matching Award will not be released early and the Matching

Award shall continue, subject to the performance condition in Rule 7, to the end of the Retention Period.
10 Adjustments
10.1 In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the share capital of the Company (including a demerger or special dividend):
(a)	a Participant shall, in respect of his Invested Shares, be treated in the same manner as any other Shareholders, save that (unless the Board determines otherwise):
(i)	in the event of a rights issue in respect of Shares,
(A)	subject to (B) below, the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Board thinks fit) as will enable the Participant to acquire with the proceeds of sale the remainder of his rights entitlement;

(B)	the Participant may elect to take up in a personal capacity the rights that would have been sold (and any resulting Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of paragraph (i)(A);
(ii)	in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the Shares of the Company), the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon and expenses of sale, in the purchase of further Shares; and

(iii)	the Participant shall deposit with the Secretary or trustee of the Trust (as the Board shall require) for the remainder of the Retention Period the certificates in respect of Shares or other securities received in connection with the relevant event; and
(b)	the number of Shares the subject of a Participant’s Matching Award shall be adjusted in such manner as the Committee, in its absolute discretion, thinks fit.
11. Limit on unissued shares
11.1 Subject to Rule 11.2, no Matching Award shall be granted under the Plan to the extent that the result of that grant would be that:
(a)	the aggregate number of Shares that could be issued on the realisation of that Matching Award and any other Matching Award granted at the same time, when added to the number of shares that:

(i)	could be issued on the realisation of any subsisting awards or options granted during the preceding ten years under the Plan or any other Employees’ Share Scheme established by the Company; and

(ii)	have been issued on the realisation of any Awards or options granted during the preceding ten years under the Plan or any other Employees’ Share Scheme established by the Company, would exceed 10 per cent of the ordinary share capital of the Company for the time being in issue.
(b)	the aggregate number of Shares that could be issued on the realisation of that Matching Award and any other Matching Award granted at the same time, when added to the number of Shares that:
(i)	could be issued on the realisation of any subsisting awards or options granted during the preceding ten years under the Plan or any other Discretionary Share Plan established by the Company; and

(ii)	have been issued on the realisation of any Awards or options granted during the preceding ten years under the Plan or any other Discretionary Share Plan established by the Company, would exceed 5 per cent of the ordinary share capital of the Company for the time being in issue.
11.2 Reference in this Rule 11 to the issue of Shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of Shares and shall include treasury Shares so issued.
11.3 In determining the above limits no account shall be taken of any Shares attributable to an Award which was released, lapsed or otherwise became incapable of exercise.
11.4 No Shares shall be issued for the purpose of acquiring Invested Shares.
12. Administration
12.1 The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan. Each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements.
12.2 All share certificates and other communications relating to the Plan shall be sent at the Participant’s risk.

12.3 Shares shall be released to a Participant by the Secretary delivering to a Participant or his personal representatives the certificate(s) in relation to a Participant’s Shares, or if the Shares are held by the trustee of the Trust, by the trustee transferring such Shares to the Participant or his personal representatives.
12.4 Any liability of a Participant to taxation or social security contributions in respect of an Award shall be for the account of the relevant Participant, and the release of any Shares the subject of a Participant’s Award or the exercise of any such Award shall be conditional on the Participant complying with any arrangements specified by the Company or the trustee of the Trust for the payment of taxation and any social security contributions (including, without limitation, the sale of sufficient Shares to enable the Company or the trustee or any employing company in the Group to satisfy its obligations in respect of deduction of taxation and employee’s social security contributions at source).
12.5 Notwithstanding any other provision of the Plan, the Committee may establish appendices to the Plan for the purpose of granting Awards to Executives who are or may become primarily liable to tax outside the United Kingdom on their remuneration, subject to such modifications as may be necessary or desirable to take account of overseas tax, exchange control, securities laws or other applicable laws provided that any Shares made available under such appendices shall count towards the limit set out in Rule 11. In addition, the Committee may apply a notional or standardised rate of income tax and/or social security contributions for the purposes of determining the after-tax Relevant Limit applicable to such an Executive.
13. General
13.1 The Committee may amend any of the provisions of the Plan in any way it thinks fit, provided that:
(a)	the Committee shall not make any amendment that would materially prejudice the interests of existing Participants except with the prior consent or sanction of Participants who, if they realised their Awards in full, would thereby become entitled to not less than three-quarters of all the Shares which would fall to be allotted or transferred upon realisation in full of all outstanding Awards; and

(b)	no amendment which in the reasonable opinion of the Committee is to the advantage of Executives or Participants may be made to:
(i)	the definition of Executive in Rule 1.1;

(ii)	the limitations on the numbers of Shares subject to the Plan;

(iii)	the maximum entitlement of an Executive under the Plan;

(iv)	the basis for determining a Participant’s entitlement to Shares under the Plan;

(v)	the terms of Shares to be provided under the Plan;

(vi)	the adjustment provisions of the Plan;
without the prior approval of the Company in general meeting except (aa) in the case of minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any member of the Group, or (bb) as otherwise permitted under these Rules; and
(c)	without prejudice to any provision of the Plan which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees in writing to such cancellation.
13.2 The Plan shall constitute an Employees’ Share Scheme so that financial assistance provided by the Company or its Subsidiaries for those purposes shall be lawful by reason of section 153(4)(b) of the Companies Act 1985 (or, from 1 October 2009, by reason of section 682(2)(b) of the Companies Act 2006).
13.3 The Company shall bear all dealing costs and stamp duty relating to the purchase of Shares under this Annual Bonus Share Matching Plan.
13.4 No Award may be made more than ten years after the approval of the Plan by the Shareholders in general meeting. Termination of the Plan shall be without prejudice to the existing rights of Participants.
13.5 These Rules shall be governed by and construed in accordance with English law. All disputes arising out of or in connection with the Rules shall be subject to the exclusive jurisdiction of the courts of England and Wales.

PEARSON PLC

The Pearson Annual Bonus Share Matching Plan

Approved by resolution of the general meeting
on April 25th 2008